Exhibit 12.1

STATEMENT REGARDING RATIO OF EARNINGS TO FIXED CHARGES

Brown & Brown’s ratio of earnings to fixed charges for each of the periods indicated is as follows:

	FOR THE SIX MONTHS ENDED JUNE 30,		FOR THE YEAR ENDED DECEMBER 31,
	2014	2013	2013	2012	2011	2010	2009
Fixed Charges:
Interest expensed and capitalized	$11,076	$7,981	$16,440	$16,097	$14,132	$14,471	$14,599

Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—	—	—

Estimate of interest within rental expense	—	—	—	—	—	—	—

Preferenced security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—

Total Fixed Charges	$11,076	$7,981	$16,440	$16,097	$14,132	$14,471	$14,599

Earnings

Pretax income	$188,618	$185,712	$357,609	$304,811	$270,521	$266,098	$254,754

Addback

Fixed charges	11,076	7,981	16,440	16,097	14,132	14,471	14,599

Amortization of capitalized interest	—	—	—	—	—	—	—

Distributed income of equity investees	—	—	—	—	—	—	—

Losses of equity investees	—	—	—	—	—	—	—

Less

Interest capitalized	—	—	—	—	—	—	—

Preference security dividend requirement of consolidated subsidiaries	—	—	—	—	—	—	—

Minority interest in pre-tax income	—	—	—	—	—	—	—

Total Earnings	$199,964	$193,693	$374,049	$320,908	$284,653	$280,569	$269,353

Ratio of Earnings to Fixed Charges	18.0	24.3	22.8	19.9	20.1	19.4	18.5